Page 1 of 5 pages
                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                         (Amendment No.  N/A)*

                            RADICA GAMES LIMITED
                              (Name of Issuer)

                               Common Stock
                     (Title of Class of Securities)

                                 G7342H107
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement (XX). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                     Page 2 of 5 pages
Schedule 13G
Cusip No. G7342H107



1.   Name of Reporting Person
     SS or IRS Identification No. of Above Person:

     International Game Technology, a Nevada corporation
     IRS #88-0173041

2.   Check the appropriate box if a member of a group:
     N/A

3.   SEC Use Only

4.   Citizenship or place of organization:
     Nevada corporation

Number of shares beneficially owned by each reporting person with:

5.   Sole voting power:
     2,100,000

6.   Shared voting power:
     None

7.   Sole dispositive power:
     2,100,000

8.   Shared dispositive power:
     None

9.   Aggregate amount beneficially owned by each reporting person:
     2,100,000

10.  Check box if the aggregate amount in Row 9 excludes certain shares:
     N/A

11.  Percent of class represented by amount in Row 9:
     9.2%

12.  Type of Reporting Person:
     CO


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                                                   Page 3 of 5 pages
Item 1.

(a)  Name of Issuer:
     Radica Games Limited

(b)  Address of Issuer's Principal Executive Office:
     Suite R, 6/F, 2-12 Au Pui Wan Street
     Fo Tan, Hong Kong

Item 2.

(a)  Name of Person Filing:
     International Game Technology

(b)  Address of Principal Business Office:
     5270 Neil Road
     Reno, Nevada 89502

(c)  Citizenship:
     Nevada corporation

(d)  Title of Class of Securities:
     Common

(e)  CUSIP Number
     G73424107

Item 3. Type of Person:

     International Game Technology is a Nevada corporation

Item  4. Ownership:

(a)  Amount Beneficially Owned:
     2,100,000 shares of common stock

(b)  Percent of Class:
     9.2%

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                                                         Page 4 of 5 pages

(c)  Number of shares as to which such person has:
     (i)  sole power to vote or to direct the vote:  2,100,000
     (ii) shared power to vote or to direct the vote:  None
     (iii)sole power to dispose or to direct the disposition of: 2,100,000
     (iv) shared power to dispose or to direct the disposition of:  None

Item 5. Ownership of Five Percent or Less of a Class:

     None

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     N/A

Item 8. Identification and Classification of Members of the Group:

     N/A

Item 9. Notice of Dissolution of Group

     N/A


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                                                  Page 5 of 5 pages
Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1995
Date

/s/John J. Russell
Signature

John J. Russell/Chief Executive Officer
Name/Title

SCHEDULE 13G
CUSIP No. G7342H107